UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 31 October 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by directors of Sasol, directors of a major subsidiary of Sasol and correction to dealing in securities by a director of a major subsidiary of Sasol during October 2008

1. 9 October
2. 10 October
3. 14 October
4. 16 October
5. 27 October
6. 28 October

Sasol Limited – DEALING IN SECURITIES BY DIRECTORS OF SASOL
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY DIRECTORS OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by directors of the Company:

K C Ramon

On 7 October 2008, Ms K C Ramon, the Chief Financial Officer of
Sasol, purchased 7 500 Sasol ordinary shares of no par value at
an average price of R269,00 per share. The total value of the
transaction was R2 017 500. Ms Ramon's interest in the shares is
a beneficial interest. This transaction was cleared by the
Chairman of the board of Sasol Limited.

I N Mkhize

On 7 October 2008, Ms I N Mkhize purchased 400 Sasol ordinary
shares of no par value at a price of R273,48 per share. The total
value of the transaction was R109 392. Ms Mkhize's interest in
the shares is a beneficial interest. This transaction was
cleared by the Chairman of the board of Sasol Limited.

T A Wixley

On 9 October 2008, Mr T A Wixley, purchased 1 200 Sasol ordinary
shares of no par value at a price of R272,50 per share. The total
value of the transaction was R327 000. Mr Wixley's interest in
the shares is a beneficial interest. This transaction was
cleared by the Chairman of the board of Sasol Limited.

9 October 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by directors of a major
subsidiary of the Company:

Director	R van Rooyen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	15 September 2008
Option offer date	14 September 2006
Option offer price	R232.38
Exercise date	15 September 2008
Exercise price	R350.00
Number of shares	4 100
Total value	R1 435 000.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	H Wenhold
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	17 September 2008
Option offer date	8 June 2006
Option offer price	R238.20
Exercise date	17 September 2008
Exercise price	R322.50
Number of shares	1 700
Total value	R548 250.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	H Wenhold
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	17 September 2008
Option offer date	15 September 2005
Option offer price	R218.00
Exercise date	17 September 2008
Exercise price	R322.50
Number of shares	1 900
Total value	R612 750.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	J A van der Westhuizen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	08 October 2008
Option offer date	26 September 2006
Option offer price	R238.25
Exercise date	08 October 2008
Exercise price	R258.50
Number of shares	3 300
Total value	R853 050.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	J A van der Westhuizen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	08 October 2008
Option offer date	14 September 2006
Option offer price	R232.38
Exercise date	08 October 2008
Exercise price	R258.50
Number of shares	4 500
Total value	R1 163 250.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

```
Director                        J A van der Westhuizen
Subsidiary                      Sasol Synfuels (Pty) Limited
Date transaction effected       08 October 2008
Option offer date               15 September 2005
Option offer price              R218.00
Exercise date                   08 October 2008
Exercise price                  R258.50
Number of shares                9 300
Total value                     R2 404 050.00
Class of shares                 Ordinary no par value
Nature of transaction           Exercise of share options
Nature and extent of Director's Direct beneficial
interest
Clearance given in terms of     Yes
paragraph 3.66


10 October 2008
Johannesburg


Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
```

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major
subsidiary of the Company:

Director	A de Klerk
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	13 October 2008
Option offer date	15 September 2005
Option offer price	R218.00
Exercise date	13 October 2008
Exercise price	R260.00
Number of shares	4 500
Total value	R1 170 000.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	A de Klerk
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	13 October 2008
Option offer date	14 September 2006
Option offer price	R232.38
Exercise date	13 October 2008
Exercise price	R260.00
Number of shares	3 900
Total value	R1 014 000.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

14 October 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of the Company:

Director	A de Klerk
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	15 October 2008
Option offer date	15 September 2005
Option offer price	R218.00
Exercise date	15 October 2008
Exercise price	R260.25
Number of shares	4 500
Total value	R1 171 125.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

16 October 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major
subsidiary of the Company:

Director	H C Brand
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	24 October 2008
Option offer date	29 October 1999
Option offer price	R42.30
Exercise date	23 October 2008
Exercise price	R272.00
Number of shares	1 700
Total value	R462 400.00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	H C Brand
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	24 October 2008
Option offer date	29 October 1999
Option offer price	R42.30
Exercise date	23 October 2008
Exercise price	R272.00
Number of shares	1 700
Total value	R462 400.00
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

27 October 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

CORRECTION TO DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR
SUBSIDIARY OF SASOL

The announcement dated 27 October 2008 announcing transactions in
securities of Sasol by a director, H C Brand, of a major
subsidiary, Sasol Synfuels (Pty) Limited, of the Company shows an
incorrect Total Value of R462 400.00 for the purchase of
securities. The Total Value should be R71 910.00.

28 October 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2008

By: /s/ N L Joubert

Name: Nereus Louis Joubert

Title: Company Secretary